SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/000100

NIRE [Corporate Registration Identification Number] 35.300.368.941

A PubliclyHeld Company

MATERIAL FACT NOTICE

Ambev S.A. (the “Company”), in compliance with the Brazilian Securities Commission Instructions, informs its shareholders and the public about the termination, on April 24, 2016, of the Share Buyback Program approved in the Meeting of the Board of Directors of the Company held on August 28, 2015 (the “2015.2 Share Buyback Program”). The 2015.2 Share Buyback Program determined the acquisition of up to the limit of 60,000,000 (sixty million) common shares during the period of two hundred and forty (240) days, ending on April 24, 2016.

Since the 2015.2 Share Buyback Program approval date, the Company repurchased 5,454,202 (five million, four hundred and fifty-four thousand, two hundred and two) of its common shares for the market prices in the moment of each acquisition, in the total amount of R$102,928,265.80. The repurchased shares shall be held in treasury for cancellation and/or subsequent disposition.

São Paulo, May 3, 2016.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer